

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2020

Scott W. Lynn
Chief Executive Officer
Masterworks 017, LLC
497 Broome Street New York
New York 10013

   Re: Masterworks 017, LLC
    Offering Circular on Form 1-A
    Filed June 4, 2020
    File No. 024-11234

Dear Mr. Lynn:

  We have reviewed your offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Offering Circular on Form 1-A filed June 4,2020

General

1. We note your disclosure on page 21 that "there is no active public market for [y]our Class A shares" and that [you] may seek to make the Class A shares eligible for trading on a trading platform or bulletin board approved by [you] or to facilitate brokerage transactions." Please update your disclosure throughout your filing to further discuss any operational trading platforms or bulletin boards where your shares are currently trading, if applicable. In this regard, please also tell us whether the "Secondary Market" tab on your website is functional and whether investors may buy and sell securities in Masterworks' qualified offerings on a bulletin board.

Scott W. Lynn
Masterworks 017, LLC
June 22, 2020
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Scott Stringer at 202-551-3272 or Jim Allegretto at 202-551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López at 202-551-3792 or Lilyanna Peyser at 202-551-3222 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services